
SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2007
WASH, D.C.
209


07006642

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matheson Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4501 Tamiami Tr N. #200
(No. and Street)

Naples (City) FL (State) 34103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Matheson 239-403-8727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wentzel, Berry, Wentzel + Phillips PA
(Name – *if individual, state last, first, middle name*)

801 Laurel Oak Drive #303 (Address), Naples (City), FL (State) 34108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

APR 11 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Matheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matheson Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Partner

Title


NOTARY PUBLIC
STATE OF FLORIDA

MARGARET HARRIS
MY COMMISSION # DD 255429
EXPIRES: November 5, 2007
Bonded Thru Budget Notary Services



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATHESON SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

MATHESON SECURITIES, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2006



Wentzel, Berry, Wentzel & Phillips, P.A.

Nathan A. Phillips, CPA
Ann Anspach, CPA
Deborah L. Harvey, CPA
Stephanie J. Feldman, CPA
Christy K. Hobbs, CPA
Stacia A. Turner, CPA
William J. Wernersbach, CPA
Donald L. Berry, CPA, retired
Diana Wentzel, CPA, retired
Willett E. Wentzel, Jr., CPA, retired

INDEPENDENT AUDITORS' REPORT

March 22, 2007

To the Members
MATHESON SECURITIES, LLC
Naples, FL

We have audited the accompanying statement of financial position of Matheson Securities, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year that ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presented fairly, in all material respects, the financial position of Matheson Securities, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by a rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wentzel, Berry, Wentzel & Phillips, P.A.
WENTZEL, BERRY, WENTZEL & PHILLIPS, P.A.
Certified Public Accountants

Members: American Institute of Certified Public Accountants, Florida Institute of Certified Public Accountants, AICPA Private Companies Practice Section

SunTrust Building 801 Laurel Oak Drive Suite 303 Naples, Florida 34108 (239) 566-1600 Fax (239) 566-1901 www.swflcpas.com

FINANCIAL STATEMENTS

MATHESON SECURITIES, LLC

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2006

ASSETS	
Cash - checking	$ 18,490
Cash - savings	6,068
	24,558
Commissions receivable (Note 3)	4,529
Total Assets	$ 29,087
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 3,711
Total current liabilities	3,711
Member's equity (Note 4)	25,376
Total Liabilities and Member's Equity	$ 29,087

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions (Note 2)	$ 39,599
Interest	58
Total revenue	39,657
EXPENSES:	
Commissions	5,000
Dues and subscriptions	1,805
Office expense	11,200
Professional fees	6,786
Total expenses	24,791
NET PROFIT	$ 14,866

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 7,510
Capital contributions	3,000
Net profit 2006	14,866
Balance, December 31, 2006	$ 25,376

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net profit	$ 14,866
Changes in assets and liabilities:	
(Increase) decrease in	
Commissions receivable	(4,529)
Accounts payable and accrued expenses	3,711
Net cash flows provided by operating activities	14,048
Cash Flows From Financing Activities:	
Contributions by member's	3,000
Net cash provided by financing activities	3,000
Net Increase in Cash	17,048
Cash:	
Beginning	7,510
Ending	$ 24,558

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF COMPANY AND PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Matheson Securities, LLC (the Company), a limited liability company created under the Florida Liability Company Act, was incorporated on September 20, 2005 and became effective with the NASD on March 2006. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customer be handled by a clearing broker-dealer. The Company is a Florida LLC.

Method of Accounting

The accounts of the Company are maintained, and the accompanying financial statements have been prepared in accordance with the U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned rather than when received and expenses are recognized when the obligation is incurred rather than when the cash is disbursed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are earned by commission when securities are traded.

Federal Income Taxes

The Company has been approved to file tax returns as a partnership for the year beginning January 1, 2006 under the Internal Revenue Code. The Company files a Form 1065 tax return and therefore does not incur Federal income taxes at the company level and the Company's taxable income or loss is passed through to its members.

Possession Or Control Requirements

There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the Company does not have any position or control of customer funds or securities.

Cash Flows Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments due on demand or purchased with maturity of three months or less to be cash equivalents.

MATHESON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF COMPANY AND PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacy is found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2006 and in the procedures followed in making the periodic computation required. At December 31, 2006, the Company had net capital of approximately $25,376 and net capital requirements of $5,000.

NOTE 2 - CASH

Cash at December 31, 2006 consisted of $24,558 in a checking and savings account. The Company maintains its cash in one financial institution located in Naples, Florida. The cash balances held in banks are insured up to $100,000 by the Federal Deposit Insurance Corporation. There was no uninsured cash in the bank at December 31, 2006.

NOTE 3 - COMMISSIONS RECEIVABLE

The Company accrues commission receivable when the securities are traded. If a commission is not paid within 30 days it would be written off in the period deemed uncollectible.

NOTE 4 – MEMBER'S CAPITAL

Under the regulations of Matheson Securities, LLC, individual capital accounts are required to be established and maintained for each member. During the year ending December 31, 2006, there was only one member who had a 100% ownership in the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with FinDec Inc (a related party). This agreement provides that FinDec Inc will pay all overhead expenses for the Company. The Company is currently paying FinDec Inc $1,700 as their share of the expenses.

During the year ending December 31, 2006, $11,200 in reimbursements were made under this agreement by the Company.

SUPPLEMENTARY INFORMATION



Wentzel, Berry, Wentzel & Phillips, P.A.

Nathan A. Phillips, CPA
Ann Anspach, CPA
Deborah L. Harvey, CPA
Stephanie J. Feldman, CPA
Christy K. Hobbs, CPA
Stacia A. Turner, CPA
William J. Wernersback, CPA
Donald L. Berry, CPA, retired
Diana Wentzel, CPA, retired
Willett E. Wentzel, Jr., CPA, retired

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

March 22, 2007

To the Members
MATHESON SECURITIES, LLC
Naples, FL

We have audited the accompanying financial statements of Matheson Securities, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated March 22, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by a rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wentzel, Berry, Wentzel & Phillips, P.A.
WENTZEL, BERRY, WENTZEL & PHILLIPS, P.A.
Certified Public Accountants

Members: American Institute of Certified Public Accountants, Florida Institute of Certified Public Accountants, AICPA Private Companies Practice Section

SunTrust Building 801 Laurel Oak Drive Suite 303 Naples, Florida 34108 (239) 566-1600 Fax (239) 566-1901 www.swflcpas.com

MATHESON SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

As a registered broker/dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The Company is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See note 1). Net capital may fluctuate on a daily basis. The Company's net capital requirement for the year ended December 31, 2006 was $5,000 and its net capital for the year that ended was $25,376. A computation of net capital for the fiscal year ended December 31, 2006, as required by a rule 17a-5(d)(3), is as follows:

Net capital credit items:	
Members capital	$ 25,376

MATHESON SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

SUBORDINATED LIABILITIES

Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/dealers. The Company has no such liabilities during the fiscal year ended December 31, 2006, and accordingly, no schedule of changes is required.

MATHESON SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

POSSESSION AND CONTROL OF SECURITIES

The Company conducts business as a referring broker-dealer, whereby the Company forwards all checks received from the Company's customers directly to the investment companies along with all signed applications within 24 hours of receipt. Consequently, no securities are retained in the possession or control of the Company. As permitted by a rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the Company has not presented a computation for determination of reserve requirements pursuant of rule 15c3-3 and a computation of net capital under rule 15c3-1 is required.

MATHESON SECURITIES, LLC

SCHEDULE IV
RECONCILIATION OF NET CAPITAL UNDER RULE 17A-5(D)(4)
NET CAPITAL RECONCILIATION

DECEMBER 31, 2006

NET CAPITAL RECONCILIATION

Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on page 9 and net capital per the December 31, 2006 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2006 is as follows:

Total members capital per FOCUS report	$ 29,087
Increase (decrease) resulting from audit adjustments	
Liabilities	(3,711)
Net capital	$ 25,376

END